SILICA TECH
LLC

September 30, 2008

Mr. Abdulaziz Alnamlah
P.O. Box 29880
Riyadh, 11467
Kingdom of Saudi Arabia

Re: Investment in Silica Tech, LLC

Dear Mr. Alnamlah:

This letter sets forth the agreement between you ("**Investor**") and Silica Tech LLC, a Connecticut limited liability company (the "**Company**").

1. **Purchase and Sale of Securities.** Simultaneous with the execution of this letter agreement ("**Agreement**"), Investor shall subscribe to purchase membership interests in the Company equal to a total of 10% of the Company's equity outstanding as of the date hereof (at a post money valuation of USD $20,000,000) for consideration of USD $2,000,000 pursuant to the terms and conditions of the subscription agreement attached hereto as Exhibit A.

2. **Conversion.** The Company anticipates that, subject to the consent of the Company's shareholders, the Company shall within approximately 90 days of the date hereof convert the Company into a Delaware corporation pursuant to the Delaware General Corporate Law (such conversion being the "**Conversion**" and such successor entity being the "**Corporation**"). The Company will effect the Conversion at a Company valuation of USD $20,000,000 and anticipates that the Corporation will issue a total of 13,333,333 shares of the Corporation's common stock ("**Common Stock**") (including common stock issuable upon conversion of preferred stock) in exchange for all outstanding membership interests in the Company, for a per share valuation of USD $1.50 per share (the "**Conversion Price**"), provided that to effect the Conversion, the Company shall have the right to issue a different number of aggregate shares in exchange for such interests, adjusting the Conversion Price accordingly but retaining the same total valuation. By execution hereof, Investor agrees that the Conversion is in the best interest of the Company and its members and irrevocably consents to the Conversion and waives all claims against the Company, if any, and the Corporation in connection therewith. In connection with the Conversion, the Company shall take all necessary action to ensure that, simultaneous with such conversion:

    a. The Corporation shall issue to Investor warrants to purchase 300,000 shares of the Corporation's common stock with a per share exercise price which is equal to the Conversion Price,

provided, however, that in the event that the Conversion Price is not equal to USD $1.50, the warrants shall instead entitle the holder to purchase such number of shares which when multiplied by the Conversion Price shall equal USD $450,000. Such warrants shall expire on the third anniversary of the date of issue and shall contain other customary terms and conditions;

b. Issue to Investor upon conversion of Investor's equity interest in the Company pursuant to the Conversion (i) 50% of Investor's equity interest in shares of the Corporation's common stock (666,666 shares of Common Stock if the Conversion Price is USD $1.50), and (ii) 50% of Investor's equity interest in preferred stock of the Corporation (666,666 shares of preferred stock if the Conversion Price is USD $1.50) containing the terms set forth on Exhibit B hereto.

Notwithstanding any provision herein, in the event that the Company has not consummated the Conversion on or prior to the 120th day following the date of this Agreement, Investor shall have the right to require the Company to take all necessary action to provide to Investor rights in the Company which parallel the rights Investor would have received in the Corporation had the Conversion occurred.

3. **Adjustment.** The Conversion Price, the warrant exercise price, and the share amounts set forth herein shall be equitably and proportionally adjusted in the event the Corporation subdivides outstanding shares of common stock into a larger number of shares, or combines outstanding shares of common stock into a smaller number of shares.

4. **Governing Law.** This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of New York. Any controversy, claim or dispute arising out of or relating to the construction, interpretation, performance, breach, termination, enforceability or validity of this Agreement or the arbitration provisions contained herein, including without limitation the determination of whether a party has waived its rights to arbitration hereunder or the enforceability of the arbitration provisions hereunder, shall be determined by arbitration in accordance with, and based upon the procedures set forth herein and the rules of the International Arbitration Association. The arbitration shall take place in New York, New York.

5. **Assignment.** This Agreement shall not be assigned by either party without the written consent of the other.

6. **Amendment.** The parties may amend, modify and supplement this Agreement in any manner as may be agreed upon by them, provided such amendment shall only be valid and binding if in a writing signed by the parties.

7. **Entire Agreement.** This instrument, together with the exhibits hereto, embodies the entire agreement between the parties with respect to the transactions contemplated, and there have been and are no agreements, representations or warranties between the parties other than those set forth herein.

8. **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and this Agreement may be executed by facsimile of a signature of a party hereto, which shall constitute an original counterpart hereto for all purposes.

9. **Severability.** In the event that any provision set forth in this Agreement is found to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining terms and provisions hereof shall not be in any way affected thereby, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

10. **Further Actions.** The Company and Investor agree to execute any and all other documents, and to take any other action or corporate proceedings, which may be necessary or desirable to carry out the terms of this Agreement.

Please confirm your agreement to be bound by the foregoing by your signature below and return your signed copy to the Company on or before September 30, 2008.

Very truly yours,

Silica Tech, LLC

By: Steven Phillips
Title: Managing Director

Agreed and accepted, as of this
30th day of September 2008

Abdulaziz M. Alnamlah